

January 8, 2015

<u>Via E-mail</u>
Guy Neev
Chief Executive Officer
Check-Cap Ltd.
Abba Hushi Avenue
P.O. Box 1271
Isfiya, 30090
Mount Carmel, Israel

> **Re:** **Check-Cap Ltd.**
> **Registration Statement on Form F-1**
> **Filed December 23, 2014**
> **File No. 333-201250**

Dear Mr. Neev:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Our Company, page 1</u>

1.   We note your response to prior comment 1. Please file the consent of the Radiation Safety Division of the Radiological Protection Branch of the Soreq Nuclear Research Center as an exhibit to your registration statement regarding the radiation dose disclosure in the third paragraph. Refer to Securities Act Rule 436.

<u>Concurrent Private Placement, page 7</u>

2.   We note your response to prior comment 4. Please revise your disclosure to clarify whether the $12 million currently escrowed are the only funds available to be received in the private placement or if you may also seek investors and proceeds in addition to or in lieu of the investors and proceeds currently escrowed.

Exhibits

3.   We note your response to prior 18. To the extent you do not file complete exhibits to your registration statement, you should submit confidential treatment requests on any redacted portions of those exhibits. Please file complete agreements as exhibits to your registration statement or submit confidential treatment requests as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Julie Sherman at (202) 551-3640 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director

cc (via e-mail): Mitchell Nussbaum, Esq.
Angela M. Dowd, Esq.
Loeb & Loeb LLP